SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40 F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

SIGNATURES
EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Tor F. Johansen President and Chief Executive Officer

EXHIBIT INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the year ended December 31, 2003.

Exhibit 99.1

Discussion of Q4 and Annual Results and Recent Developments

SUMMARY

Eksportfinans achieved good results in 2003. This was due to a higher volume and higher gains on securities and foreign exchange than the year before. The group’s net income before tax in 2003 amounted to NOK 352 million, which was an increase of NOK 61 million compared with 2002.

Altogether the group disbursed NOK 18.1 billion in new lending in 2003, compared with NOK 16.0 billion in 2002. The disbursements were NOK 5.9 billion for financing the Norwegian export industry and its projects and NOK 12.2 billion for the Norwegian local government sector. The group’s total outstanding loans at the end of 2003 was NOK 59.2 billion, which was NOK 8.0 billion more than at the end of 2002.

During 2003 the group borrowed a total of NOK 29.9 billion through the issuance of bonds.

Total assets as of December 31, 2003 amounted to NOK 103.3 billion, compared with NOK 91.1 billion one year earlier.

LENDING

NOK 5.9 billion in new export related loans were disbursed in 2003, compared with NOK 7.4 billion in 2002.

The fixed interest rate on government supported export credits, the CIRR interest rate, has been more favorable than the corresponding market rates in the second half of 2003. This led to a considerable volume of new lending projects in the second half of 2003. Most of the new projects were in shipping, ship equipment, fish farming, hydroelectric power, deliveries to the armed forces and oil and gas.

Russia was one of the markets that seemed promising in 2003, especially in the oil and gas sector. At the end of October 2003 Eksportfinans signed an EUR 50 million credit line agreement with the Russian bank Vneshtorgbank in order to simplify financing of Norwegian export contracts.

Kommunekreditt Norge AS disbursed NOK 12.2 billion in new loans in 2003. This was an increase of NOK 3.6 billion compared with 2002. Total outstanding loans from Kommunekreditt as of December 31, 2003 amounted to NOK 36.7 billion, which was an increase of 30.7 percent compared with one year earlier.

As a result of the decline in Norwegian interest rates throughout 2003, the demand for loans at a fixed rate of interest has increased substantially. At the end of the year 46 percent of Kommunekreditt’s lending portfolio consisted of loans with a fixed interest rate, compared with 33 percent at the end of 2002.

FUNDING

Eksportfinans continued its efforts to target investors and banks world wide in 2003. The number of long-term funding transactions increased from 104 in 2002 to 156 in 2003, and the volume increased from NOK 18.3 billion to NOK 29.9 billion. The pricing of the group’s funding has improved during 2003. Important funding sources included Japan and the other Asian markets, as well as Switzerland.

RESULTS

Net interest and credit commission income amounted to NOK 452 million in 2003, which was NOK 46 million more than the previous year. The increase was mainly due to higher average assets compared with 2002. The return on assets was 0.45 percent throughout 2003, in line with 2002.

Commissions and income related to banking services amounted to NOK 17 million in 2003. This was an increase of NOK 12 million compared with 2002, due to in most part an increased volume of guarantees. Commission costs and costs related to banking services were at about the same level as 2002.

Salaries and general administration costs amounted to NOK 118 million in 2003, up from NOK 100 million in 2002. The increase was due to, inter alia, consultancy costs related to the replacement of IT systems, increased temporary staff in connection with the replacement of IT systems and pension costs. The increase in pension costs is due to changes in the base of pension rights and that the temporary staff is now included in this base.

Other operating costs increased by NOK 2 million in 2003 compared with 2002. Depreciation for 2003 amounted to NOK 14 million, down NOK 2 million compared with the year before.

Net income after taxes in 2003 was NOK 251 million, which was an increase of NOK 43 million from the corresponding figure of NOK 208 million in 2002.

BALANCE SHEET

Total assets amounted to NOK 103.3 billion at the end of 2003. This was an increase of NOK 12.3 billion compared to total assets at the end of 2002, of which NOK 4.4 billion of the increase was due to changes in the foreign exchange rates. Lending to customers amounted to NOK 58.2 billion of total assets, of which lending to the export industry amounted to NOK 21.5 billion and loans to the local government sector amounted to NOK 36.7 billion. Lending to and receivables from credit institutions amounted to NOK 2.6 billion, of which NOK 1.0 billion were ordinary loans to clients that for different reasons were registered as receivables from financial institutions. The total lending balance for the group at the end of 2003 was NOK 59.2 billion.

Funds invested in commercial paper and bonds amounted to NOK 40.4 billion at the end of 2003. The corresponding volume at the end of 2002 was NOK 36.6 billion.

Debt incurred through the issue of commercial paper and bonds amounted to NOK 98.2 billion at the end of 2003, which reflected the purchase of NOK 1.8 billion of outstanding securities in the market. In 2002, the corresponding figure for outstanding debt was NOK 84.1 billion, which reflects NOK 3.2 billion deducted for reacquisition of outstanding securities in the market.

The group’s capital adequacy ratio was 18.4 percent at the end of 2003, compared to the statutory minimum requirement of 8 percent. The capital adequacy ratio was 21.6 percent at the end of 2002.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	Group

	For the three months ended		For the year ended
	Dec. 31,		Dec. 31,

	(unaudited)	(unaudited)	(unaudited)	(audited)

(in NOK millions)	2003	2002	2003	2002

Interest and related income	626	573	2,276	2,463
Interest and related expenses	508	476	1,823	2,056

Net interest income	118	97	453	407
Commissions and income related to banking services	4	2	17	5
Commissions and expenses related to banking services	2	1	6	6
Net gains/(losses) on securities and foreign currencies	(2)	(5)	30	5
Other operating income	0	1	5	8
Salaries and other administrative expenses	38	29	118	100
Depreciation	5	5	15	16
Other operating expenses	4	3	14	12
Realized loan losses	0	0	0	0

Net income before taxes	71	57	352	291
Income taxes	22	17	101	83

Net income	49	40	251	208

The accompanying notes are an integral part of these unaudited financial statements.

BALANCE SHEETS (condensed)

	Group

	As of	As of
	December 31,	December 31,
	(unaudited)	(audited)

(in NOK millions)	2003	2002

Loans and receivables due from credit institutions	2,559	3,535
Loans and receivables due from customers	58,223	50,114
Securities	40,350	36,649
Investments in joint controlled activity	1	1
Intangible assets	24	30
Fixed assets	126	129
Other assets	1,672	178
Prepayments and accrued revenues	384	437

Total assets	103,339	91,073

Borrowings through the issue of securities	98,191	84,124
Other liabilities	779	2,600
Accrued interest and other expenses	276	264
Accrued expenses and provisions	20	16
Subordinated debt	936	880
Preferred capital securities	595	697

Total liabilities	100,797	88,581
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	786	736
Net income for the period	0	0

Total shareholders’ equity	2,542	2,492

Total liabilities and shareholders’ equity	103,339	91,073

The accompanying notes are an integral part of these unaudited financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

On December 31, 2002 we reclassified commissions received on guarantees for the year ended 2002 from the income statement line item net interest income to commissions and income related to banking services. Prior to 2002 commissions received on guarantees were immaterial. We believe that commissions and income related to banking services are a more appropriate classification. We have restated the relevant figures so that they will be comparable for the years ended 2002 and 2003.

On March 31, 2003 we reclassified capitalized costs capitalized in 2002 and 2001 in connection with a new computer system (software) from the balance sheet line item fixed assets to intangible assets. We believe that intangible assets are a more appropriate classification. We have restated the relevant figures from prior to March 31, 2003 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations, financial position and cash flows for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. These interim financial statements should be read in conjunction with the group’s audited consolidated financial statements as of, and for the year ended, December 31, 2002.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group

	Dec. 31, 2003		Dec. 31, 2002
	(unaudited)		(audited)

	Book	Risk-	Book	Risk-
(in NOK millions)	value	weighted value	value	weighted value

Total assets	86,176	17,255	78,415	14,985
Off-balance sheet items		2,204		1,895

Total risk-weighted value banking portfolio		19,459		16,880
Total risk-weighted value trading portfolio		2,403		1,867
Total currency risk		71		66

Total risk-weighted value		21,933		18,813

The group’s risk capital

	Group

(in NOK millions and in per cent of	Dec. 31, 2003		Dec. 31, 2002
total risk-weighted value)	(unaudited)		(audited)

Core capital (share capital, other equity and preferred capital securities)	2,939	13.4%	3,177	16.9%
Additional capital (subordinated debt)	1,090	5.0%	880	4.7%

Total risk capital	4,029	18.4%	4,057	21.6%

3. Loans and receivables due from credit institutions

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Bank deposits	1,271	1,431
Reverse repos with credit institutions	334	1,036
Loans (also included in note 4)	954	1,068

Total	2,559	3,535

The group is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Loans due from credit institutions	954	1,068
Loans due from customers	58,223	50,114

Total	59,177	51,182

Commercial loans	54,945	46,966
Government-supported loans	4,232	4,216

Total	59,177	51,182

Capital goods	6,074	6,220
Ships	8,821	9,401
Export-related and international activities (1)	7,559	7,430
Financing on behalf of the government (2)	17	42
Loans to Norwegian local government sector	36,706	28,089

Total	59,177	51,182

(1) Export-related and international activities consists of loans to the following categories:

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Oil and gas	447	343
Pulp and paper	1,393	1,378
Engineering and construction	461	421
Aluminum, chemicals and minerals	531	382
Pharmaceuticals	90	127
Aviation and shipping	1,403	2,496
Hydro electric power	754	175
Real estate management	2,331	1,636
Other categories	149	472

Total	7,559	7,430

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. Eksportfinans provides the Norwegian part of these loans.

5. Securities

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Trading portfolio	15,652	12,610
Securities available for sale	23,852	23,198
Securities held to maturity	846	841

Total	40,350	36,649

6. Other assets

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	1,467	0
Interim account 108 Agreement	109	96
Other	96	82

Total	1,672	178

7. Borrowings through the issue of securities

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Short-term debt	29,308	28,479
Long-term debt	68,883	55,645

Total	98,191	84,124

8. Other liabilities

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	2,374
Other	779	226

Total	779	2,600

9. Shareholders’ equity

A summary of changes in shareholders’ equity for the years ended December 31, 2001, 2002 and 2003 is as follows:

		Share
(in NOK millions except	Number of	premium	Share	Other
for number of shares)	shares	reserve	capital	equity	Total

Balance Dec 31, 2001	151,765	162	1,594	612	2,368

Balance at Jan 1, 2002	151,765	162	1,594	612	2,368
Allocations 2002		0	0	124	124

Balance at Dec. 31, 2002	151,765	162	1,594	736	2,492

Balance at Jan 1, 2003 *	151,765	162	1,594	736	2,492
Allocations 2003 *		0	0	50	50

Balance Dec. 31, 2003 *	151,765	162	1,594	786	2,542

*	unaudited.

10. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The group has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalisation of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Group

	Dec. 31, 2003	Dec. 31, 2002
(in NOK millions)	(unaudited)	(audited)

Net interest income
Eksportfinans	367	337
Kommunekreditt	85	70

Total group	452	407

Net income after tax
Eksportfinans	212	176
Kommunekreditt	39	32

Total group	251	208

Total assets
Eksportfinans	66,208	62,542
Kommunekreditt	37,131	28,531

Total group	103,339	91,073

Total equity
Eksportfinans	2,065	2,054
Kommunekreditt	477	438

Total group	2,542	2,492

We believe intra-group transactions are undertaken on arm’s-length commercial terms

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 14 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2002.

Major customers

The group has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

RATIOS AND KEY FIGURES

	Group

	For the year ended
	Dec. 31,

	2003	2002
(in NOK millions, except percentages)	(unaudited)	(audited)

OPERATING STATISTICS
1. Net interest income	453	407
2. Income before taxes	352	291
3. Return on equity	10.0%	8.5%
4. Return on assets	0.45%	0.45%
5. Net operating expenses/average assets	0.14%	0.13%

	Group

	For the year ended
	Dec. 31,

	2003	2002
	(unaudited)	(audited)

BALANCE SHEET STATISTICS
6. Total assets	103,339	91,073
7. Total loans outstanding	59,177	51,182
8. New loans disbursed	18,133	16,040
9. New long-term borrowing	29,924	18,340
10. Borrowers/Guarantors public sector share	73.7%	68.0%
11. Capital adequacy	18.4%	21.6%
12. Exchange rate NOK/USD	6.6750	6.9657

Definitions:

3.	Net income/average equity.
4.	Net interest income including provisions/ average assets.
5.	Net operating expenses (administrative and operating expenses + depreciation – other income)/average assets.
7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.